CERTIFICATE OF QUALIFIED PERSON
Carlos Guzmán, Ing. Civil de Minas, MAusIMM
Rua Piaui, 1848 apt. 703
Belo Horizonte, Minas Gerais, Brazil

I, Carlos Guzmán, Ing. Civil de Minas, MAusIMM am an employee and director with the firm NCL Brasil Ltda., of Rua Piaui, 1848 apt. 703, Belo Horizonte, Minas Gerais, Brazil.

This certificate applies to the technical report entitled "Readdressed Technical Report Amapari Mine, Amapá, Brazil" dated November 22, 2007 and amended February 25, 2008 and readdressed May 26, 2008.

I am a practicing mining engineer and a member of the Australasian Institute of Mining and Metallurgy (Auslmm, No229036).

I am a graduate of the Universidad de Chile and hold an Mining Engineer title (1995).

I have practiced my profession continuously since 1995.

As a result of my experience and qualifications, I am a "Qualified Person" as that term is defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

I have personally visited the Amapari property during October 16 to 17, 2007. I have performed consulting services during and reviewed files and data supplied by Peak Gold Ltd. between May and September 2007.

I am responsible for the preparation of Sections 17.8, 17.9, 19.2 and 19.3 and I have contributed to Sections 1 and 20 to 22 of the Readdressed Technical Report Amapari Mine, Amapá, Brazil dated November 2, 2007 and amended on February 25, 2008 and readdressed May 26, 2008.

I am independent of Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc. pursuant to section 1.4 of NI 43-101.

I have not received, nor do I expect to receive, a direct or indirect interest in the Amapari property of Peak Gold Ltd., Metallica Resources Inc. or New Gold Inc., and I do not beneficially own, directly or indirectly, any securities of Peak Gold Ltd., Metallica Resources Inc. or New Gold Inc. or any associate or affiliate of such companies.

I have read NI 43-101 and this report has been prepared in compliance with NI 43-101.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated on May 26, 2008.

/s/ Carlos Guzmán

Carlos Guzmán
Ing. Civil de Minas, MAusIMM
Director NCL Brasil Ltda.